November 4, 2013

VIA EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, DC 20549-4631

Attention:  Kevin Stertzel

Re:          Carpenter Technology Corporation

Form 10-K for Fiscal Year Ended June 30, 2013

Filed August 23, 2013

File No. 1-05828

Dear Mr. Stertzel:

This letter is to confirm our telephone conversation today regarding the comment letter dated October 21, 2013 (the “Comment Letter”) from the Staff of the Securities Exchange Commission (the “Staff”) relating to Carpenter’s Form 10-K for the fiscal year ended June 30, 2013, filed on August 23, 2013.

As discussed, we are in the process of preparing our response to the Comment Letter and we respectfully requested an extension of time to respond to the Comment Letter and were advised that such a request would be granted by the Staff. We appreciate the Staff’s willingness to grant our request. We intend to submit our response to you on or before November 15, 2013.

If you have any further questions or comments, please feel free to contact me at (610) 208-4406.

Sincerely,

/s/ Tony R. Thene

Tony R. Thene
Senior Vice President and Chief Financial Officer